MEDIA RELEASE

SMART Announces Kelly Schmitt as CFO

CALGARY, Alberta — November 15, 2012 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, announced today that Kelly Schmitt has been appointed the Company’s Vice President, Finance and Chief Financial Officer effective November 30, 2012.

Ms. Schmitt has been with SMART for five years, and has served in various senior roles within the finance organization, including Corporate Controller, Treasurer, and Director, Investor Relations. She also played an instrumental role in the company’s initial public offering in July 2010. Prior to SMART, she served in various treasury and corporate finance roles for both small and large cap energy companies. Schmitt is a Chartered Accountant, a Chartered Financial Analyst and holds a Bachelor of Commerce degree.

“I am very much looking forward to working with Kelly and welcome her as a member of SMART’s executive team,” said Neil Gaydon, SMART’s President and CEO. “Her deep institutional knowledge coupled with experience in all of the Company’s key financial areas will undoubtedly prove to be a tremendous asset to the organization.”

Ms. Schmitt is replacing G.A. (Drew) Fitch, who is leaving SMART on November 30, 2012 to pursue other interests.

“Drew has been a valued leader over the past three and a half years, and has established a highly effective team that will carry the Company forward. On behalf of everyone at SMART, I want to thank him for his contributions and wish him well in his future endeavors,” said David Martin, Chairman of SMART Technologies.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than two million classrooms worldwide, reaching over 40 million students and their teachers. In business, our Freestorm™ visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

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SMART Announces Kelly Schmitt as CFO

For more information, please contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

smarttech.com

© 2012 SMART Technologies. SMART, Freestorm, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.